Exhibit 99.1

AMARC RECEIVES ADDITIONAL FUNDING FROM FREEPORT-McMoRan MINERAL PROPERTIES CANADA INC.
TO ADVANCE EXPLORATION ACTIVITIES AT ITS JOY COPPER-GOLD PORPHYRY DISTRICT, BC

August 4, 2021, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce that Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”) has increased its first year contribution to the Company’s ongoing exploration program at the JOY District (the “JOY”) in north-central British Columbia (“BC”) by 37.5% – from CDN$4 million to CDN$5.5 million.

Amarc is operating a comprehensive exploration program at JOY this summer, with core drilling and geological, geochemical and geophysical survey crews all active on-site. Additional funding provided by Freeport will be primarily focused on expanding the ongoing diamond drilling program.

“These are transformative times for Amarc and the JOY District,” said Amarc President & CEO Dr. Diane Nicolson. “The strength of our alliance with Freeport, our shared understanding of the exceptional copper and gold discovery potential at JOY, and the combined expertise of our respective teams has positioned Amarc for success at a historic time in our metals markets. We believe it’s a combination that could drive significant value creation for our shareholders in the months and years ahead.”

Nicolson said the objective of Amarc’s 2021 field season at JOY is to advance both deposit delineation and assess multiple targets areas – some of which are already known to host copper and gold mineralization. She added that the Company expects to begin announcing initial results from this season’s exploration campaign before the end of the summer.

The JOY District covers the northern extension of the prolific Kemess porphyry Cu-Au district in the underexplored Toodoggone region, part of BC’s Golden Horseshoe.

In May 2021 Amarc announced that it had formed an alliance with Freeport, a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX), to explore the JOY District. Under the terms of the agreement, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10 year period, by spending a total of CDN$110 million.

Amarc’s 100%-owned consolidated mineral tenure at JOY hosts a pipeline of high quality targets, including: the PINE Cu-Au deposit, which remains open to expansion; the MEX Cu-Au deposit target; and, a number of other high potential drill-ready Cu-Au porphyry targets, which cluster on the property. In addition, related Au-Ag epithermal deposit potential remains to be fully explored at JOY.

Further in-depth information on historical and contemporary exploration activities completed within the JOY District, detailing its significant potential, can be found in the Company’s ‘JOY Project 2020 Technical Report’ filed under Amarc's profile at www.sedar.com or located on our website at https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry copper-gold mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail. Importantly, each district represents significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.